(h)(1)(i)

AMENDED SCHEDULE A

to the

AMENDED AND RESTATED ADMINISTRATION AGREEMENT

between

ING MUTUAL FUNDS

and

ING FUNDS SERVICES, LLC

Series	Administrative Fee
(as a percentage of average daily net assets)

ING Asia-Pacific Real Estate Fund	0.10%
ING Diversified International Fund	0.10%
ING Emerging Countries Fund	0.10%
ING European Real Estate Fund	0.10%
ING Foreign Fund	0.10%
ING Global Bond Fund	0.10%
ING Global Equity Dividend Fund	0.10%
ING Global Natural Resources Fund	0.10%
ING Global Real Estate Fund	0.10%
ING Global Value Choice Fund	0.10%
ING Greater China Fund	0.10%
ING Index Plus International Equity Fund	0.10%
ING International Capital Appreciation Fund	0.10%
ING International Equity Dividend Fund	0.10%
ING International Real Estate Fund	0.10%
ING International SmallCap Multi-Manager Fund	0.10%
ING International Value Choice Fund	0.10%
ING Russia Fund	0.10%